UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FEG ABSOLUTE ACCESS TEI FUND LLC
(Name of Subject Company (Issuer))

FEG ABSOLUTE ACCESS TEI FUND LLC
 (Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY UNITS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ryan Wheeler
FEG Absolute Access TEI Fund LLC
201 East Fifth Street, Suite 1600
Cincinnati, OH 45202
(888) 268-0333
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700

August 27, 2014
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$61,000,000(approximately 25% of 6/30/2014 NAV) (a)	Amount of Filing Fee:	$7,856.80 (b)

(a)	Calculated as the aggregate maximum value of Units being purchased.

(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [   ]

ITEM 1.	SUMMARY TERM SHEET.

•
FEG Absolute Access TEI Fund LLC (the “Fund”) is offering to purchase Units (as defined below) in the Fund (the “Offer”) in an amount up to 25.00% (approximately $61,000,000 based on the Fund’s net asset value as of June 30, 2014) of the net assets of the Fund from members of the Fund (the “Members”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Member desires to tender, after giving effect to all allocations) calculated as of the Repurchase Date (as defined below).  As used in this Schedule TO, the term “Unit” or “Units” refers to the units of limited liability company interest in the Fund or fractions thereof that constitute the class, including fractions of units, of security that is the subject of the Offer, and includes all or any portion of a Member’s Units as the context requires.  Members that desire to tender Units for purchase must do so by 12:00 midnight, Eastern Time on September 25, 2014 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Directors.  The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender Units for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires.  The net asset value of Units will be calculated for this purpose as of December 31, 2014, or at a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”).

•
The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer.  The Fund will review the net asset value calculation of the Units during the Fund’s audit for the fiscal year ending on or after the Repurchase Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Units.  Because the Fund’s fiscal year end is March 31, 2015, the Fund expects that the audit will be completed by the end of May 2015.

•
A Member may tender all or some of its Units; however, a Member who tenders only a portion of its Units shall be required to maintain a capital account balance at least equal to $50,000. See Item 4(a)(1)(ii).

•
Partial Units will be repurchased on a “first in-first out” basis (i.e., the portion of the Units repurchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (as adjusted) until such capital contribution is decreased to zero).

•
For Members tendering all of their Units in the Fund, Units will be valued for purposes of determining their repurchase price as of the Repurchase Date.  The amount that a Member who is tendering all of its Units in the Fund may expect to receive on the repurchase of such Member’s Units will be the value of the Member’s capital account determined on the Repurchase Date, and the Fund will generally not make any adjustments for final valuations based on adjustments received from pooled investment vehicles and/or managed accounts (collectively, the Portfolio Funds).  Members who tender a portion of their Units in the Fund (defined as a specific dollar value in their repurchase request), and which portion is accepted for repurchase by the Fund, will receive such specified dollar amount.

•
Within five days of the Notice Due Date, each Member whose Units have been accepted for repurchase will be given a non-interest bearing, non-transferable promissory note by the Fund entitling the Member to be paid an amount equal to 100% of the unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s capital account).  The note will entitle the Member to be paid within 30 days after the Repurchase Date, or ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Portfolio Funds, whichever is later (either such date, a “Payment Date”).  Notwithstanding the foregoing, if a Member has requested the repurchase of 90% or more of the Units held by such Member, such Member shall receive (i) a non-interest bearing, non-transferable promissory note, which need not bear interest, in an amount equal to 90% of the estimated unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s capital account) (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (ii) a promissory note entitling the holder thereof to the balance of the proceeds, to be paid within 30 days following the completion of the Fund’s next annual audit (the “Post-Audit Payment”), which is expected to be completed within 60 days after the end of the Fund’s fiscal year.

•
In the event that a Member requests a repurchase of a capital account amount that had been contributed to the Fund within 18 months of the date of the most recent repurchase offer, the Board of Directors may require payment of a repurchase fee payable to the Fund in an amount equal to 2.00% of the repurchase price, which fee is intended to compensate the Fund for expenses related to such repurchase.  Contributions shall be treated on a “first-in, first-out basis.”  Otherwise, the Fund does not intend to impose any charges on the repurchase of Units.

•
The Offer is being made to all Members of the Fund and is not conditioned on any minimum number of Units being tendered.  If the Fund accepts the tender of the Member’s Units, the Fund will make payment for Units it purchases from one or more of the following sources:  cash on hand, proceeds from the sale of a portion of the Fund’s units in FEG Absolute Access Fund, LLC (via FEG Absolute Access TEI Fund, LDC), or borrowings. The purchase amount will be paid entirely in cash.  See Item 4(a)(1)(ii).

•
Members that desire to tender Units for purchase must do so by 12:00 midnight, Eastern Time, on  September 25, 2014 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Units.  Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted a Member’s tender of Units on or prior to October 24, 2014 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Units after such date. See Item 4(a)(1)(vi).

•
If a Member would like the Fund to purchase all or any portion of its Units, it should complete, sign and either (i) mail  or otherwise deliver a Letter of Transmittal to FEG Absolute Access TEI Fund LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to (816) 860-3140, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Time, on September 25, 2014.  See Item 4(a)(1)(vii).  The value of the Units may change between June 30, 2014 (the last time prior to the date of this filing as of which net asset value was calculated) and the Repurchase Date, the date as of which the value of the Units being purchased will be determined.  See Item 2(b).  Members desiring to obtain the estimated net asset value of their Units, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact UMB Fund Services, Inc. (“UMBFS”) at (855) 334-4334 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to suspend, postpone or amend the Offer at any time before the Notice Due Date.  Also realize that although the Offer is scheduled to expire on September 25, 2014, a Member that tenders all of its Units will remain a Member of the Fund through the Repurchase Date, when the net asset value of the Member’s Units is calculated, notwithstanding the Fund’s acceptance of the Member’s Units for purchase.

ITEM 2.	ISSUER INFORMATION.

(a)           The name of the issuer is “FEG Absolute Access TEI Fund LLC”. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware limited liability company.  The principal executive office of the Fund is located at 201 East Fifth Street, Suite 1600, Cincinnati, OH 45202 and its telephone number is (888) 268-0333.

(b)           The title of the securities that are the subject of the Offer is “limited liability company units,” or portions thereof, in the Fund.  As of the close of business on June 30, 2014, the net asset value of the Fund was $243,287,308.  Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to $61,000,000 of the net assets of the Fund that are tendered by and not withdrawn by Members as described above in Item 1.

(c)           There is no established trading market for the Units, and any transfer of Units is strictly limited by the terms of the Limited Liability Company Operating Agreement dated as of February 8, 2011 (as most recently amended and restated on April 1, 2013 and as it may be amended, modified or otherwise supplemented from time to time, the “LLC Agreement”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “FEG Absolute Access TEI Fund LLC”.  The Fund’s principal executive office is located at 201 East Fifth Street, Suite 1600, Cincinnati, OH 45202 and the telephone number is (888) 268-0333.   The Fund seeks to achieve its investment objective by investing substantially all of its assets in the FEG Absolute Access TEI Fund LDC (the “Offshore Fund”), a Cayman Islands limited duration company with the same investment objective as the Fund.  The Offshore Fund in turn invests all or substantially all of its assets in FEG Absolute Access Fund LLC (“FEG Absolute Access Fund”), a Delaware limited liability company registered under the 1940 Act as a non-diversified, closed-end management investment company.  FEG Absolute Access Fund and the Offshore Fund have the same investment objective as the Fund.  The Offshore Fund serves solely as an intermediate entity through which the Fund invests in FEG Absolute Access Fund.  The Offshore Fund makes no independent investment decisions and has no investment or other discretion over the Fund’s investable assets.   The investment manager of FEG Absolute Access Fund is FEG Investors, LLC (the “Adviser”).  The principal executive office of the Adviser is located at 201 East Fifth Street, Suite 1600, Cincinnati, OH 45202.  The directors on the Fund’s board of directors (the “Board of Directors”) are Christopher M. Meyer, David C. Hyland and Gregory J. Hahn.  Their address is c/o FEG Absolute Access TEI Fund LLC at 201 East Fifth Street, Suite 1600, Cincinnati, OH 45202.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a)(1)(i)   Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 25.00% of the net assets of the Fund that are tendered by Members by 12:00 midnight, Eastern Time, on September 25, 2014 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)           The value of the Units tendered to the Fund for purchase will be the value of the Member's capital account (or portion thereof being repurchased) based on the net asset value as of the close of business on December 31, 2014, or, if the Offer is extended, as of any later Repurchase Date after reduction for all fees, any required tax withholding and other liabilities of the Fund to the extent accrued or attributable to the Units or portion thereof being repurchased.  See Item 4(a)(1)(v) below.

A Member may tender all or a portion of its Units; however, a Member who tenders only a portion of its Units shall be required to maintain a capital account balance at least equal to $50,000.

For Members tendering all of their Units in the Fund, Units will be valued for purposes of determining their repurchase price as of the Repurchase Date.  The amount that a Member who is tendering all of its Units in the Fund may expect to receive on the repurchase of such Member’s Units will be the value of the Member’s capital account determined on the Repurchase Date, and the Fund will generally not make any adjustments for final valuations based on adjustments received from the Portfolio Funds.  Members who tender a portion of their Units in the Fund (defined as a specific dollar value in their repurchase request), and which portion is accepted for repurchase by the Fund, will receive such specified dollar amount.

Within five days of the Notice Due Date, each Member whose Units have been accepted for repurchase will be given a non-interest bearing, non-transferable promissory note by the Fund entitling the Member to be paid an amount equal to 100% of the unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s capital account).  The note will entitle the Member to be paid within 30 days after the Repurchase Date, or ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Portfolio Funds (through the Fund’s investment in FEG Absolute Access Fund (via the Offshore Fund)), whichever is later (either such date, a “Payment Date”).  Notwithstanding the foregoing, if a Member has requested the repurchase of 90% or more of the Units held by such Member, such Member shall receive (i) a non-interest bearing, non-transferable promissory note, which need not bear interest, in an amount equal to 90% of the estimated unaudited net asset value of such Member’s capital account (or portion thereof) being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s capital account) (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (ii) a promissory note entitling the holder thereof to the balance of the proceeds, to be paid within 30 days following the completion of the Fund’s next annual audit (the “Post-Audit Payment”), which is expected to be completed within 60 days after the end of the Fund’s fiscal year.

In the event that a Member requests a repurchase of a capital account amount that had been contributed to the Fund within 18 months of the date of the most recent repurchase offer, the Board of Directors may require payment of a repurchase fee payable to the Fund in an amount equal to 2.00% of the repurchase price, which fee is intended to compensate the Fund for expenses related to such repurchase.  Contributions shall be treated on a “first-in, first-out basis.”  Otherwise, the Fund does not intend to impose any charges on the repurchase of Units.

The purchase amount will be paid entirely in cash.

(iii)           The Offer is scheduled to expire at 12:00 midnight, Eastern Time, on September 25, 2014.  Members that desire to tender Units for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Directors.

(iv)           Not applicable.

(v)           At the absolute discretion of the Board of Directors, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension.  If the Fund elects to extend the tender period, the net asset value of the Units tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members.  During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer.  At the absolute discretion of the Board of Directors, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) suspend or postpone the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated August 27, 2014, and, in the event of such suspension or postponement, not to purchase or pay for any Units tendered pursuant to the Offer; and (b) amend the Offer.  If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

(vi)           Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Units.  Units withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Time, September 25, 2014 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein.  Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Member’s tender of Units on or prior to October 24, 2014 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Units after such date.

(vii)           Members wishing to tender Units pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 12:00 midnight, Eastern Time, on September 25, 2014 (or if the Offer is extended, by any later Notice Due Date).  The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.

Any Member tendering Units pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi).  To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal.  A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)         For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Units.

(ix)           If Units in excess of approximately 25.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either:  (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis, disregarding fractions, according to the portion of the Units requested by each Member to be repurchased as of the Notice Due Date.  The Offer may be extended, amended, suspended or postponed in various other circumstances described in Item 4(a)(1)(v) above.

(x)           The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units.  Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered.  These risks include the potential for greater volatility due to decreased diversification.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Members from time to time.  Payment for Units purchased pursuant to the Offer may also require the Fund to tender a portion of its units in FEG Absolute Access Fund (via the Offshore Fund).  Such a tender by the Fund could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings of FEG Absolute Access Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses for FEG Absolute Access Fund.  In addition to its own operating expenses, the Fund also bears a pro rata portion of the operating expenses of FEG Absolute Access Fund and the Offshore Fund.

(xi)          Not applicable.

(xii)           The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund for cash pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

A Member who sells all or part of the Member's Units to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Member exceeds the Member's adjusted tax basis in the Member's entire investment at that time.  The Member's adjusted tax basis in the Member's Units will be reduced by the amount of any cash received by the Member from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Member.  It is possible, however, that Members might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a member disposes of the member's share of "unrealized receivables" of a limited liability company (as defined in Internal Revenue Code section 751).  No loss will be recognized by a Member on such a sale to the Fund, except that a Member who sells the Member's entire investment to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Member is less than the Member's adjusted tax basis in the Units.

(2)	Not applicable.

(b)           Any Units to be purchased from any officer, manager or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 11, 2011 (as most recently amended on April 1, 2013 and as it may be further amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Units, provide that the Board of Directors has the discretion to determine whether the Fund will purchase Units from Members from time to time pursuant to written tenders, and that one of the factors the Board of Directors will consider in making such determination is whether FEG Absolute Access Fund is making a contemporaneous offer to repurchase units in FEG Absolute Access Fund.  The Registration Statement also states that the Adviser anticipates recommending to FEG Absolute Access Fund’s board of directors that FEG Absolute Access Fund offer to repurchase FEG Absolute Access Fund units from Members twice a year.  The Fund registered with the SEC on February 11, 2011 and has previously made six offers to purchase Units from Members as a registered fund.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between:  (i) the Fund, the Adviser or members of the Board of Directors or any person controlling the Fund, the Adviser or Board of Directors; and (ii) any other person, with respect to the Units.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)           The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

(b)           Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Units from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the LLC Agreement.  The Fund currently expects that it will accept subscriptions for Units as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Directors.

(c)           The Fund has applied for an exemption with the Securities and Exchange Commission to allow the Fund to offer multiple classes of Units.  If the Fund receives this exemptive relief and its members approve an amended and restated limited liability company operating agreement, the Fund will elect to be treated as a corporation for federal income tax purposes. Aside from the foregoing actions, none of the Fund, the Adviser or the Board of Directors or any person controlling the Fund, the Adviser or Board of Directors has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Directors or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the Board of Directors), or the disposition of Units (other than through periodic purchase offers, including the Offer); or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Units are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           The Fund expects that the amount offered for the purchase of Units pursuant to the Offer, which will not exceed approximately 25.00% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources:  cash on hand, proceeds from the sale of a portion of the Fund’s units in FEG Absolute Access Fund (via the Offshore Fund) or borrowings (as described in paragraph (d) below).  Upon its acceptance of tendered Units for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, or (2) a portion of its units in FEG Absolute Access Fund (via the Offshore Fund) (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Units tendered.

(b)           There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c)           Not applicable.

(d)           FEG Absolute Access Fund LLC has entered  into a committed line of credit which in its sole discretion may be used to borrow funds to purchase Units tendered in connection with FEG Absolute Access Fund LLC’s Offer.  The Fund has not entered into such a committed line of credit, but may contemplate entering into one in the future. Depending on the dollar amount of Units tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Units, subject to compliance with applicable law.  The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members, or from  a tender of a portion of its units in FEG Absolute Access Fund (via the Offshore Fund).

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)             Based on June 30, 2014 estimated values, Christopher M. Meyer, Director and Chairman of the Board of Directors of the Fund, beneficially owns Units valued at $57,630 in the Fund.

Based on June 30, 2014 estimated values, Gregory J. Hahn, Director of the Fund, does not have any beneficial ownership in the Fund.

Based on June 30, 2014 estimated values, David C. Hyland, Director of the Fund, does not have any beneficial ownership in the Fund.

(b)           Other than the acceptance of subscriptions as of July 1, 2014 and August 1, 2014, there have been no transactions involving Units that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Directors or any person controlling the Fund, the Adviser or Board of Directors.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)        (1)         The Fund commenced operations on April 1, 2011.  Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30d-l under the 1940 Act and filed with the SEC pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:  Unaudited Financial Statements for the Period Ended September 30, 2011, previously filed with the SEC on Form N-CSR on December 9, 2011; Audited Financial Statements for the Period Ended March 31, 2012, previously filed with the SEC on Form N-CSR on June 8, 2012; Unaudited Financial Statements for the Period Ended September 30, 2012, previously filed with the SEC on Form N-CSR on December 10, 2012; Audited Financial Statements for the Fiscal Year Ended March 31, 2013, previously filed with the SEC on Form N-CSR on June 7, 2013;Unaudited Financial Statements for the Period Ended September 30, 2013, previously filed with the SEC on Form N-CSR on December 9, 2013; and Audited Financial Statements for the Fiscal Year Ended March 31, 2014, previously filed with the SEC on Form N-CSR on June 9, 2014.

(2)          The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.  The Fund does not have earnings per share information.

(3)         Not applicable.

(4)         NAV per Unit $1,157.16 (6/30/2014).

(b)        The Fund’s assets will be reduced by the amount of the tendered Units that are purchased by the Fund.  Thus, income relative to assets may be affected by the Offer.

ITEM 11.	ADDITIONAL INFORMATION.

(a)        (1)           None.

(2)           None.

(3)           Not applicable.

(4)           Not applicable.

(5)           None.

(b)        None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Units.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FEG ABSOLUTE ACCESS TEI FUND LLC

By:	/s/ Christopher M. Meyer
	Name:	Christopher M. Meyer
	Title:	President

August 27, 2014

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Units.